FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

October 7, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on October 7, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

October 10, 2023.

Schedule "A"

HIVE Expands and Innovates with 4x Bitcoin Growth from the Quebec Acquisition in 2020 to Mine Bitcoin from Hydro-Electricity and Recycle the Energy to Heat Adjacent Manufacturing Building

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - October 7, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to provide an update on its expansion strategy leading up to the 2024 Bitcoin halving. In April of 2024, the Bitcoin halving will occur, cutting daily mining production to approximately 450 Bitcoin per day from 900 per day.

Executive Chairman Frank Holmes stated, "When the 2020 halving happened, it caused significant disruptions in the industry. HIVE seized the opportunity by acquiring large Bitcoin mining operations at significant discounts, because much of the industry was overleveraged. We could see a similar situation unfold over the next six months, and if it does, HIVE will be ready."

HIVE's Lachute, Quebec, Bitcoin mining facility is an excellent example of HIVE's strategic acquisitions around the 2020 halving. The Lachute operation was acquired in the spring of 2020. The property is located in a cool climate with plentiful and low-cost renewable energy. Since the acquisition, HIVE has continually upgraded the mining hardware and expanded the facility.

Rami Janashvili, who built Lachute from its origins in 2016, grew the facility to be the largest crypto-mine in Canada at the time, during the Bitmain S9 Antminer miner era, with 18,000 S9 miners operating.

Rami is a former Israeli military parachutist, and today he still enjoys the study and challenge of aerodynamics with his collection of giant-scale remote control airplanes. Rami has developed an immersion mining system at the Lachute facility, in addition to this, his team has built out the heat-recycling system, where the heat energy from the Bitcoin mining operation is used to warm a neighboring facility, an approximately 200,000 sft swimming pool manufacturing building.

Rami expressed warmly "Everything is teamwork, and that is where the success comes from. I'm very proud of my team and we have increased Lachute from 500 PH/s earlier this year to over 1 EH/s now".

Aydin Kilic, President & CEO of HIVE, said of the Lachute purchase, "In the month of September 2023 we hit a milestone, where our facility in Lachute, Quebec surpassed 1 EH/s of Bitcoin mining capacity. This is a landmark achievement, as HIVE initially acquired this 30 MW facility in 2020, when it had a hashrate of approximately 250 PH/s. Therefore, we are very proud to see Lachute quadruple its hashrate under HIVE's ownership, with the original team kept intact. This is a testament of our company culture of excellence, where we strive to seamlessly integrate our operations globally allowing to be a top-performing Bitcoin miner. Additionally, this is now the second facility HIVE operates which is over 1 EH/s, the other being our facility in New Brunswick."

HIVE's Executive Chairman Frank Holmes added, "As the halving approaches HIVE will continue to make opportunistic investments, such as the 1,000 Bitmain S19k Pro miners we announced on October 6, 2023. But we're only buying at prices that we expect to have rapid ROI, preferably pre-halving. We've done a good job at maintaining discipline and will continue that trend."

Figure 1: Heat Recapture System at Lachute: heat is transferred through the piping system

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/183261_e424a97b04d9aaa1_001full.jpg

Figure 2: Immersion Mining System at Lachute

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/183261_e424a97b04d9aaa1_002full.jpg

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/183261